

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 6, 2023

Wendy Kim
Chief Financial Officer
BIOVIE INC.
680 W Nye Lane Suite 204
Carson City, NV 89703

> **Re: BIOVIE INC.**
> **Registration Statement on Form S-3**
> **Filed March 31, 2023**
> **File No. 333-271054**

Dear Wendy Kim:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jimmy McNamara at 202-551-7349 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Michael Lee